May 2, 2011

VIA ELECTRONIC TRANSMISSION

Ms. Kathleen Collins

Accounting Branch Chief

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	EMC Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010 (the “2010 Form 10-K”)
Filed February 28, 2011
Form 8-K Filed January 25, 2011
File No. 1-9853

Dear Ms. Collins:

In connection with your letter dated April 18, 2011 to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes, page 30

1.	We note that lower aggregate income tax rates in foreign jurisdictions have significantly reduced your effective tax rate for each period presented. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Response:

We respectfully advise the Staff that substantially all of our income before income taxes from foreign operations was earned by our Irish subsidiaries.

Furthermore, we advise the Staff that we have no agreements with the Internal Revenue Service with regard to foreign jurisdictions (e.g. advance pricing agreements) at this time; should we undertake to enter into such an agreement, we will give consideration at that time to including a discussion of any material terms.

We additionally note that Item 303(a)(3)(i) of Regulation S-K provides that a company should “describe any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. In addition, describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations.” We monitor proposed changes in tax legislation within the jurisdictions in which we operate, inclusive of Ireland. There were no changes in Irish corporate taxation that merited disclosure under Item 303(a)(3)(i) of Regulation S-K.

We further note that Section III.B of SEC Release 34-48960 indicates that registrants should “emphasize material information that is required or promotes understanding” and “provides investors and other users with material information that is necessary to an understanding of the company’s financial condition and operating performance, as well as prospects for the future”. It cites the following as focus areas: 1) key indicators of financial condition and operating performance, 2) materiality, 3) material trends and uncertainties and 4) analysis. As stated above, we monitor proposed changes in tax legislation within the jurisdictions in which we operate, inclusive of Ireland. Though the prospects for changes in Irish corporate taxation are uncertain and speculative, we will continue to monitor them. We currently do not expect any developments that would have a material impact to our tax rate. We believe that we met the criteria of SEC Release 34-48960 through our disclosure that we may have exposure to additional income tax liabilities arising from changes to tax laws.

Financial Condition, page 31

2.	We note from your risk factor disclosures on page 15 that a significant portion of your cash and investments is held in your international subsidiaries and if you were to repatriate such funds, you may incur significant tax obligations. We further note from your disclosures on page 32 that $1,549.4 of your cash and investments is held in overseas entities. Tell us how you considered including a discussion in this section regarding the potential tax implications associated with the repatriation of undistributed earnings of your foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Response:

We respectfully submit that our cash and investments held in our international subsidiaries are undistributed earnings from our foreign subsidiaries and will be invested indefinitely in those jurisdictions where the undistributed earnings were earned. We note that as stated in Item 303(a)(1) of Regulation S-K, a company should “identify any known trends or any known demands, commitments, events, or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” In our income tax footnote, we disclose the amount of unremitted earnings, and the fact that US income taxes would be applied to the earnings if they were distributed to the US.

In response to the Staff’s comment, in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, we will disclose under Financial Condition that our investments held by our international subsidiaries would be subject to the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries, as follows:

“At December 31, 20XX, our total cash, cash equivalents, and short-term and long-term investments were $X,XXX.X. This balance includes approximately $X,XXX.X held by VMware and $X,XXX.X held by EMC in overseas entities. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.”

3.	Please confirm, if true, and revise in the future to indicate whether the company’s cash resources will be sufficient to meet your operating needs for the next 12 months. We refer you to FRC 501.03(a) and Section IV of Interpretive Release 33-8350.

Response:

We respectfully confirm that the company’s cash resources will be sufficient to meet our needs for the next 12 months. In response to the Staff’s comment, in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, we will disclose under Financial Condition the adequacy of our cash resources to meet our needs for the subsequent 12 months as follows:

“We expect to continue to generate positive cash flows from operations for the remainder of 20XX and to use cash generated by operations as our primary source of liquidity. We believe that existing cash and cash equivalents, together with any cash generated from operations will be sufficient to meet normal operating requirements for the next twelve months.”

Use of Non-GAAP Financial Measures and Reconciliations to GAAP Results, page 32

4.	We note that in addition to the non-GAAP operating results presented in the table on page 32; you also refer to non-GAAP R&D and non-GAAP SG&A expenses as a percentage of revenues. Tell us how you considered the requirements of Item 10(e) of Regulation S-K to include a reconciliation of these non-GAAP financial measures to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Response:

We respectfully submit that we believe that a reconciliation of GAAP to non-GAAP measures for these items as prescribed by Item 10(e) of Regulation S-K was not required and that the use of these measures in the fluctuation explanations does not give undue prominence to the non-GAAP financial measures of R&D and SG&A expenses.

As highlighted in the beginning of the “Use of Non-GAAP Financial Measures and Reconciliations to GAAP Results” on page 32, EMC uses certain non-GAAP financial measures to assess its financial performance. Specifically, the non-GAAP measures identified as used by EMC management were non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income and non-GAAP diluted earnings per share. Non-GAAP R&D and non-GAAP SG&A are not highlighted in these measures.

In explaining the fluctuation in our non-GAAP operating income and non-GAAP operating income percentage for the periods presented, we cited the growth of revenues at a faster rate than the growth of GAAP R&D and GAAP SG&A as a key reason for the change. We provided the percentages of revenues for non-GAAP R&D and non-GAAP SG&A, which are components of non-GAAP operating income, and not the actual non-GAAP amounts themselves, to help the reader understand the relative impact of each on the fluctuation of non-GAAP operating income. The purpose of the inclusion of these items was to provide a fluctuation of non-GAAP operating income and non-GAAP operating income percentage period to period and not to represent non-GAAP measures used by management.

In response to the Staff’s comment, in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, we will omit the reference to non-GAAP R&D, non-GAAP SG&A or any other non-GAAP measures which are not key financial measures utilized by management to assess financial performance.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 49

5.	Throughout your filing you refer to the company’s various cloud-based products. Please tell us how you account for the sale of the cloud-based applications and tell us how these product/service sales fit into your current revenue recognition policy disclosures. For instance, assuming you sell such products/services on a subscription basis then revise your disclosures to include your revenue recognition policy for subscription sales. Also, describe for us the terms of a typical subscription arrangement and tell us how you bill for such arrangements (i.e. monthly, quarterly or annually). For contracts billed monthly or quarterly, tell us if the amounts billed are the same (i.e. are billed ratable) or if the amounts billed vary during the arrangement period. Also, tell us of the nature of any cancellation terms, if any, under the subscription arrangements.

Response:

We respectfully submit that the substantial majority of the company’s cloud-based product offerings across our Information Storage, Information Intelligence Group, RSA Information Security and VMware Virtual Infrastructure segments are primarily infrastructure products which customers purchase to enable them to build their own private, public and hybrid cloud-based architectures. The terms of our cloud-based product offerings are substantially similar to those of our historical product sales. As described more fully in the Revenue Recognition section of Note A of the Notes to Consolidated Financial Statements in our 2010 Form 10-K, revenue associated with these cloud-based infrastructure products is generally recognized upon shipment of a system and/or shipment or electronic delivery of software, assuming all other revenue recognition criteria have been met.

The amount of revenue we derive from cloud-based applications is de minimis and neither material to our consolidated revenue, nor to the revenue of any individual segment and accordingly we have not included a discussion of our revenue recognition policy for such cloud-based applications in our revenue recognition policy disclosures. In the future, when and if revenue from cloud-based applications were to become material to our consolidated revenue or to the revenue of an individual segment, we would add a discussion of our revenue recognition policy for such cloud-based applications at that time.

6.	We note from your disclosures on page 7 that you sell your products through distributors, system integrators, resellers and OEMs and in particular, VMware derives a significant majority of its revenues from its indirect sales channel. Tell us the amount of revenues earned through these indirect sales channels and describe, for us, your revenue recognition policy for products and services sold through indirect channels. For instance, tell us whether revenue from your resellers is recognized on a sell-in or sell through basis. If your policy differs amongst resellers, then please explain why. Also, tell us whether you offer your resellers return rights or any other concessions (i.e. pricing concessions, rebates, etc.) and if so, please describe your accounting for each.

Response:

We respectfully submit that our product revenues earned through indirect channels represented approximately 65% of our total revenues. In the Revenue Recognition section of Note A of the Notes to Consolidated Financial Statements on page 49 in our 2010 Form 10-K, we disclose that our revenue recognition policies, namely, that we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable and collectability is reasonably assured, applies to all sales including resellers.

For substantially all of our indirect sales, including indirect sales by VMware, our policy is to recognize revenues on products sold to resellers and distributors on a sell through basis since we do not expect our channel partners to carry inventory. These product sales are evidenced by a master distribution agreement, together with evidence of an end-user arrangement, on a transaction-by-transaction basis. For our Iomega business, we defer revenue and cost of sales for inventory sold into the channel that exceeds the channel’s anticipated requirements.

We offer rebates to certain channel partners. We generally recognize the amount of the rebates as a reduction of revenues when the underlying revenue is recognized. We also offer marketing development funds to certain channel partners. We generally record the amount of the marketing development funds, based on the maximum potential liability, as a marketing expense as the funds are earned by the channel partners.

Note K. Income Taxes, page 70

7.	Tell us how you considered including a breakdown, either in the income statement or in the notes thereto, of income before provision for income taxes as either domestic or foreign pursuant to the requirements of Item 4-08(h) of Regulation S-X.

Response:

As discussed in Rule 4-08(h) of Regulation S-X, a disclosure shall be made in the income statement or related footnote related to the “components of income (loss) before income tax expense (benefit) as either domestic or foreign.”

We reported our world-wide income before provision for income taxes as part of our Consolidated Income Statements (see page 45 of our 2010 Form 10-K). In Note K of our Notes to Consolidated Financial Statements included in our 2010 Form 10-K (see page 72), we disclosed our income before provision for income taxes from foreign operations. Income before provision for income taxes from domestic operations is the residual amount and can be calculated by subtracting the income before provision for income taxes from foreign operations on page 72 from the world-wide income before provision for income taxes on page 45.

In response to the Staff’s comment, in our future Annual Report on Form 10-K filings, we will separately disclose the pre-tax earnings from both domestic and foreign operations.

Note M. Commitments and Contingencies

Litigation, page 78

8.	You state on page 78 that you do not expect the results of any of your pending litigations to have a material adverse effect on your business, results of operations or financial conditions. However, you also state that you could incur judgments or enter into settlements of claims that could adversely affect your operating results or cash flows in a particular period. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Response:

We report in our litigation disclosure on page 78 that “as required by authoritative guidance, we have estimated the amount of probable losses that may result from any such pending matters, and such amounts are reflected in our consolidated financial statements.” We believe that our disclosure addresses the requirements in the guidance in paragraphs 3 through 5 of ASC 450-20-50. The aggregated losses were not material to our consolidated financial position or results of operations and we do not believe it is reasonably possible that a loss exceeding the amounts already recognized may have been incurred that would be material. Accordingly, neither the ranges of amounts of the possible losses, nor the assumptions supporting those ranges as required by SAB Topic 5Y, are required to be separately disclosed.

In response to the Staff’s comment, in our future Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings, we will disclose in the litigation disclosure in future SEC filings the following:

“These recorded amounts are not material to our consolidated financial position or results of operations and no material additional losses related to these pending matters are reasonably possible.”

Form 8-K filed January 25, 2011

9.

We believe the non-GAAP operating statement columnar format appearing in your Form 8-K filed January 25, 2011 conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

Response:

We acknowledge that we have presented non-GAAP financial measures in our quarterly earnings release furnished to the Commission in our Form 8-K filed on January 25, 2011 (the “8-K”) and that because such information is furnished under Item 2.02 of Form 8-K, we must comply with the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Regulation G and the Staff’s published guidance. We respectfully submit that we do not intend to convey undue prominence to such non-GAAP information provided in our 8-K but rather to present information to analysts, investors and other stakeholders that is provided to our executive management. We include the information because we believe a presentation of discrete adjustments without the context of the other line items would inhibit understanding of the overall effect of the adjustments, especially given our unique structure which consolidates the results of VMware, our majority-owned subsidiary and itself a registrant.

However, given the Staff’s comment, in future filings, we will modify the form of presentation to show the reconciliation in an alternative format and substantially as presented as an attachment to this letter. We believe this alternative presentation complies with Item 10(e)(1)(i) of Regulation S-K, Regulation G and the Staff’s published guidance, while preserving the effort to allow the investor to see the Company through the eyes of management.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-7015.

Sincerely,

/s/ Denis Cashman
Denis Cashman Chief Accounting Officer and Chief Operating Officer, Finance

Supplemental Information

For the Three Months Ended March 31, 20XX

(in thousands)

Unaudited

	Gross Margin		Research and Development		Selling, General and Administrative		Restructuring and Acquisition- Related Charges		Operating Income		Other (Expense) Income, net		Income Before Taxes		Income Tax Provision		Net Income

EMC Consolidated GAAP	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX
Stock-based compensation expense		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX
Intangible asset amortization		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX
Restructuring and acquisition-related charges		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX

EMC Consolidated Non-GAAP	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX

EMC Information Infrastructure GAAP	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX
Stock-based compensation expense		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX
Intangible asset amortization		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX
Restructuring and acquisition-related charges		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX

EMC Information Infrastructure Non-GAAP	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX

VMware standalone GAAP	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX
GAAP adjustments and eliminations		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX

VMware within EMC GAAP		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX

Stock-based compensation expense		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX
Intangible asset amortization		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX
Acquisition-related charges		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX

VMware within EMC Non-GAAP	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX